EXHIBIT 1

                                 NEWS RELEASE


CHEMFAB CORPORATION                       NORTON COMPANY
701 Daniel Webster Highway                One New Bond Street
Merrimack, New Hampshire 03054            Worcester, Massachusetts 01615
Contact: Larry Richard                    Contact: William Seiberlich
Phone:    603-424-9000                    Phone: 610-341-7187


FOR IMMEDIATE RELEASE:

                  CHEMFAB CORPORATION AGREES TO BE ACQUIRED BY
                                NORTON COMPANY,
                   A SUBSIDIARY OF COMPAGNIE DE SAINT-GOBAIN

July 25, 2000--Merrimack, NH and Worcester, MA. The Boards of Directors of Chemfab Corporation (NYSE: CFA) and Norton Company, a subsidiary of Compagnie de Saint-Gobain, today jointly announced the signing of a definitive agreement under which a subsidiary of Norton Company will acquire all of Chemfab Corporation's outstanding shares at a cash price of $18.25 per share. This price represents a 42% premium over the 6 month average trading price of $12.90 per share. The value of the transaction is approximately $136 million to purchase Chemfab Corporation's shares and approximately $5 million to extinguish outstanding options, plus the assumption of Chemfab's net financial debt, which as of June 30, 2000 was approximately $30 million.

Chemfab is a manufacturer and marketer of engineered products made primarily from specially formulated flexible polymer materials used in the electrical, environmental, food processing, architectural, aerospace and other businesses. "Chemfab Corporation is a good strategic and operational fit with Saint-Gobain's performance plastics business," said Robert C. Ayotte, Chairman and Chief Executive Officer of Saint-Gobain Performance Plastics Corporation, Saint-Gobain's worldwide performance plastics business unit.

Dr. John Verbicky, President and Chief Executive Officer of Chemfab Corporation, said, "Our board of directors carefully considered the offer and believes that this transaction provides excellent value to our shareholders as well as exciting opportunities for employees and enhanced capabilities for our customers worldwide." Dr. Verbicky, and each other director of Chemfab, have agreed to tender all of their shares of Chemfab common stock to Saint-Gobain in the tender offer.

Under the agreement, a subsidiary of Norton Company will begin a tender offer on or about Wednesday, August 2, 2000, to purchase all of the outstanding shares of Chemfab Corporation at $18.25 per share, net to the seller in cash

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(excluding any tax effect). The Board of Directors of Chemfab has unanimously agreed to recommend that its shareholders accept the offer and tender their shares. The tender offer is scheduled to close on or about Wednesday, August 30, 2000, but may be extended by Saint-Gobain under certain conditions. Chemfab Corporation's Board of Directors has received a fairness opinion from Tanner & Co. Inc., its financial advisor, stating that the offer price is fair to Chemfab shareholders from a financial point of view.

Saint-Gobain will have no obligation to purchase any Chemfab shares in the tender offer unless, among other conditions, shares representing at least a majority of all outstanding Chemfab shares on a fully-diluted basis are properly tendered. Once the tender offer is completed, the Saint-Gobain subsidiary will be merged into Chemfab. A meeting of Chemfab shareholders to approve the merger will be held only if fewer than 90 percent of the shares are tendered. The transaction is subject to usual regulatory approvals.

Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain. A worldwide manufacturer serving a broad range of industries, Norton is a leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's subsidiary, Saint-Gobain Performance Plastics Corporation, processes high-performance polymers and elastomers into flexible foams, bearings, tubing and fluid handling systems, films, sealants and pressure sensitive tapes.

Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, ceramics, high-performance plastic products, and piping. The company's 1999 sales totaled approximately $25 billion.

Certain statements contained in this release are forward looking and involve risks and uncertainties. Those risks and uncertainties include, but are not limited to, the effect of general economic conditions, impact of competitive products and pricing, general product demand, industrial production and the other factors disclosed in Chemfab Corporation's Securities and Exchange Commission filings, copies of which may be obtained upon request.

CHEMFAB CORPORATION SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF CHEMFAB CORPORATION, REFERENCED IN THIS PRESS RELEASE, WHICH WILL BE FILED BY THE SAINT-GOBAIN SUBSIDIARIES AND COMPAGNIE DE SAINT-GOBAIN WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE RELATED

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SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY CHEMFAB
CORPORATION, WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF CHEMFAB CORPORATION, AT NO EXPENSE TO THEM, BY CONTACTING THE INFORMATION AGENT, GEORGESON SHAREHOLDER COMMUNICATIONS INC. BANKERS AND BROKERS PLEASE CALL COLLECT AT 212-440-9800 AND ALL OTHERS PLEASE CALL TOLL-FREE AT 800-223-2064. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.


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